VECTOR GROUP LTD.
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
May 5, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Vector Group Ltd. Registration Statement on Form S-4 (SEC File No. 333-166198) Filed on April 20, 2010
Ladies and Gentlemen:
     In connection with the Registration Statement on Form S-4 (the “Registration Statement”) of Vector Group Ltd. (the “Company”) and its subsidiary guarantor co-registrants (collectively with the Company, the “Registrants”), relating to the Company’s offer to exchange (the “Exchange Offer”) registered 11% Senior Secured Notes due 2015 (“Exchange Notes”) for any and all of the Company’s outstanding, unregistered 11% Senior Secured Notes due 2015, the Registrants hereby make the following representations:
(1) The Registrants are registering the Exchange Notes (and the related subsidiary guarantees) and making the Exchange Offer in reliance on the position of the staff of the United States Securities and Exchange Commission (the “Commission”) enunciated in the Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991) as interpreted in the Commission’s letter to Shearman & Sterling (available July 2, 1993) no-action letters;
(2) The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrants’ knowledge and belief without independent investigation, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of Exchange Notes. In this regard, the Registrants will disclose to each person participating in the Exchange Offer that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

U.S. Securities and Exchange Commission
May 5, 2010

(3) No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the Exchange Offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

Vector Group Ltd.

By: Name:	/s/ J. Bryant Kirkland III J. Bryant Kirkland III
Vice President, Treasurer and CFO